UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.___)


                            ACANTHA ACQUISITION CORP.
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                         (Title of Class of Securities)

                                To be applied for
                                 (CUSIP Number)

                                   William Tay
                                 P.O. Box 42198
                             Philadelphia, PA 19101
                                 (215) 405-8018
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 15, 2010
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------------                                    -----------------
CUSIP NO. To be applied for                                    Page 2 of 5 Pages
---------------------------                                    -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William Tay
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     31,390,000 shares of Common Stock
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       31,390,000 shares of Common Stock
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    31,390,000 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100% of Common Stock
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------                                    -----------------
CUSIP NO. To be applied for                                    Page 3 of 5 Pages
---------------------------                                    -----------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.0001 par value, of Acantha Acquisition Corp., a Delaware corporation ("Issuer"). The address of Issuer's principal office is c/o William Tay, P.O. Box 42198, Philadelphia, PA 19101.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          William Tay

     (b)  Business Address

          P.O. Box 42198
          Philadelphia, PA 19101

     (c)  Present Principal Occupation

          Mr. Tay is the President and Chief Executive Officer of the Issuer and is engaged in consulting business for publicly held companies.

     (d) During the last five years, Mr. Tay has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Tay has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 12, 2010, the Issuer issued Mr. Tay 31,390,000 shares of its common stock in exchange for incorporation fees and annual resident agent fees in the State of Delaware, and developing its business concept and plan, valued at $3,139.

                                  SCHEDULE 13D
---------------------------                                    -----------------
CUSIP NO. To be applied for                                    Page 4 of 5 Pages
---------------------------                                    -----------------

ITEM 4. PURPOSE OF TRANSACTION

Mr. Tay may cause Acantha Acquisition Corp. (the "Company") to seek a suitable acquisition candidate through acquisition, merger, reverse merger or other suitable business combination method, or Mr. Tay may seek to sell a controlling interest in the Company to a third party.

Except for the foregoing, Mr. Tay has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any other material change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act or (x) any action similar to those enumerated above.

Mr. Tay reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 31,390,000 shares of Issuer common stock outstanding. Mr. Tay beneficially owns 31,390,000 shares of Issuer common stock or 100 % of the outstanding shares.

     (b)  Power to Vote and Dispose

          Mr. Tay has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 31,390,000 shares of the Issuer common stock owned directly by him.

     (c)  Transactions within the Past 60 Days

          Mr. Tay acquired the common stock as a result of the transactions discussed in Item 3, above.

                                  SCHEDULE 13D
---------------------------                                    -----------------
CUSIP NO. To be applied for                                    Page 5 of 5 Pages
---------------------------                                    -----------------

     (d)  Certain Rights of Other Persons

          No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Tay.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              January 6, 2011
                                                   (Date)


                                              /s/ William Tay
                                              ----------------------------------
                                              Signature

                                              William Tay
                                              ----------------------------------
                                              Name